EXHIBIT 18


Cadmus Communications Corporation

Re: Form 10-K Report for the year ended June 30, 1998



This letter is written to meet the requirements of Regulations S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

During the fourth quarter of fiscal 1998, the Company changed from the last-in, first-out method of accounting for inventory to the first-in, first-out method. According to the management of the Company, this change was made to standardize the method of accounting for all company inventory.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,


ARTHUR ANDERSEN LLP

Richmond, Virginia
July 28, 1998